QuickLinks -- Click here to rapidly navigate through this document

STARWOOD PROPERTY TRUST 2012 ANNUAL REPORT

PROVIDING SECURITY IN A TURBULENT WORLD

701 SEVENTH AVENUE IN TIMES SQUARE, NEW YORK, NY

4000 CONNECTICUT AVENUE NW, WASHINGTON, D.C.

COURTYARD BY MARRIOTT CITY CENTER, CHARLOTTE, NC

CAMPBELL CENTRE, DALLAS TX

THE CHARLES, NEW YORK, NY

COURTYARD

COURTYARD BY MARRIOTT, LYNCHBURG, VA

RIALTO

116 NEW MONTGOMERY STREET, SAN FRANCISCO, CA

100 MONTGOMERY, SAN FRANCISCO, CA

 Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

April 3, 2013

Dear Fellow Shareholder,

        When Starwood Property Trust, Inc. (STWD) was created just three and a half years ago, it was our stated intention to build a commercial real estate (CRE) finance business focused on providing our shareholders a superior risk adjusted yield represented by a predictable dividend through a diversified portfolio of CRE loans and securities. The timing of our IPO in August 2009 was opportune because a significant number of capital providers, including banks and shadow finance companies, had either exited the business or were constrained by new and proposed financial regulations. There was a need for a new finance entity to fill the void. In addition, we believed our point of entry was the best time in a generation as CRE prices were significantly depressed but had stabilized and would likely rise.

        Today Starwood Property Trust is the largest commercial mortgage REIT in the United States with a market capitalization approaching $4.0 billion. In our short tenure we've invested nearly $7.0 billion across a multitude of property types throughout the entire country, as well as in England and Germany. We have built a full service loan origination platform, propelling us into a leadership position in the CRE finance community. We have become valued by market participants for our experience, speed, creativity and proven ability to execute. Our brand is now known globally as a trusted relationship-driven lender who can provide "one-stop" solutions for large complex CRE transactions. This is a direct result of our substantial scale in the CRE debt marketplace which has allowed us to become the lender of choice for large, complex CRE transactions. We are able to offer a single solution to our borrowers because of our extensive array of financing facilities coupled with our experienced team of real estate and loan syndication professionals who give us the market knowledge and presence to confidently originate an entire whole loan and enhance returns by "auctioning" off senior "A" note components in a timely and efficient manner.

        We have established a culture of granular underwriting of real estate credit risk, evaluating each transaction from both a lender's and an equity investor's perspective. Our investment committee is comprised of 11 highly experienced finance professionals, with an average of 22 years of capital markets and CRE experience. Unlike many of our competitors, our approach is unencumbered by sometimes inflexible regulatory restrictions or rating agency criteria and, accordingly, we are able to intelligently structure complex transactions quickly and effectively in today's competitive marketplace. Everything we do is measured by rewards and risks.

        It is our goal to see every CRE debt transaction in the United States that is relevant to our investment criteria and we believe the numbers support this statement. In 2012 we invested over $2.6 billion and our team evaluated 614 transactions totaling over $46 billion in the United States alone. Going forward, with our pending acquisition of LNR Property LLC (LNR), we expect this number to grow. Our levered return in 2012 of 11.37% on a portfolio with a weighted average last dollar LTV of 63% is extraordinary when compared to any similar treasury security.

        We currently have over 40 professionals fully dedicated to STWD, as well as the support of over 200 professionals worldwide at Starwood Capital Group who also contribute materially to our success.

The broad reach of Starwood Capital Group and its best in class debt and equity teams coupled with STWD's permanent capital base gives us a sustainable competitive advantage, enabling STWD to cast a global net in search of investment opportunities that meet our risk adjusted returns.

        Going forward, we are poised to further expand our business through the acquisition of LNR. STWD will acquire the vast majority of LNR including its Special Servicing unit, US investment securities portfolio, Archetype Mortgage Capital, Archetype Financial Services and LNR Europe. These new business units are complimentary with minimal functional overlap. They should further diversify STWD's revenue sources, add significant scale to our asset management operations, expand our origination platform and provide a proprietary pipeline for new loans. LNR's complimentary business lines create natural hedges which should drive superior risk adjusted returns regardless of market conditions. With the addition of LNR, we believe that we will have taken one additional step to create the robust full service commercial real estate platform which was one of our stated objectives at the time of our IPO.

        In order to fully leverage our brand, along with the business lines and additional capabilities we are acquiring with the purchase of LNR, this year we plan to focus on the following opportunities:

  –
  Continue to expand our market presence as a leading provider of acquisition, refinance, and development capital to larger real estate projects (greater than $50 million) in infill locations and other attractive market niches where our scale enables us to provide a "one-stop" lending solution for real estate developers, owners and operators

  –
  Expand into the medium sized commercial real estate lending market (loans between $15 million and $50 million) by leveraging LNR's proprietary market data, systems and credit underwriting capabilities

  –
  Expand investment activities in subordinated CMBS and special servicing

  –
  Continue to increase our capabilities in syndication and securitization, which provide attractively priced, non-recourse matched term financing

  –
  Leveraging Starwood Capital Group's expanded presence in Europe and LNR's market leading European CRE operations to take advantage of significant opportunities to invest throughout Europe

        As we look forward in 2013 and beyond, we are excited by our market leading position and our significantly expanded opportunities. However, we are steadfast in our determination that we will maintain our disciplined approach to originating loans and growing STWD's scale. The caliber of our team and the quality of our leadership combined with our global relationships creates a significant sustainable competitive advantage for STWD. We thank our shareholders, our talented employees and Board of Directors for their efforts and support over the past year.

Yours very truly,
Barry S. Sternlicht Chairman and Chief Executive Officer

Radisson

RADISSON FISHERMAN'S WHARF & RETAIL SHOPS, SAN FRANCISCO, CA

CURTIS CENTER, PHILADELPHIA, PA

CONNAUGHT, LONDON, UK

CLARIDGE'S, LONDON, UK

DATASITE, ORLANDO, FL

ONE SOHO SQUARE, NEW YORK, NY

PARK BETHESDA, MD

OFFICE PORTFOLIO, GLENDALE, CA

HILTON HARBOR ISLAND, SAN DIEGO, CA

STARWOOD
PROPERTY TRUST

www.starwoodpropertytrust.com

QuickLinks

Starwood Property Trust, Inc. 591 West Putnam Avenue Greenwich, Connecticut 06830